19011305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66841

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (MM/DD/YY) AND ENDING June 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NI Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1138 Cadillac Court
(No. and Street)

Milpitas (City) CA (State) 95035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sui-Hock Goy (510) 306-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, A Professional Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

21860 Burbank Blvd., Ste 150 (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

AUG 30 2019

Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2019 AUG 30 PM 4:01

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sui-Hock Goy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NI Advisors, as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of SANTA CLARA
Subscribed and sworn to (or affirmed) before me on this 10 day of AUGUST, 2019 by SUI HOCK GOY proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

R. C. SINGH
Notary Public - California
Santa Clara County
Commission # 2127652
My Comm. Expires Oct 21, 2019

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholders of NI Advisors

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NI Advisors (the "Company") as of June 30, 2019, the related statement of income, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the NI Advisors management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2019.
Woodland Hills, California
August 28, 2019

NI ADVISORS
Statement of Financial Condition
June 30, 2019

Assets

Cash	$	212,384
Clearing deposit, US Treasury Note		102,021
Investment in partnership		101,908
Due from shareholder		50,000
Commissions and concession receivable		10,478
Property and equipment, net (Note 3)		-
Deposits & prepaid expenses		34,474
Total assets	$	511,265

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expense		$79,614
Total liabilities		$79,614

Commitments and contingencies

Stockholder's equity

Common stock, 10,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		116,700
Retained earnings		314,951
Total stockholder's equity		431,651
Total liabilities and stockholder's equity	$	511,265

The accompanying notes are integral part of these financial statements

NI ADVISORS
Statement of Income
For the Year Ended June 30, 2019

Revenues		
Commission, concession, and fee	$	419,335
Private placement revenue		1,980,848
Revenue from the business of insurance		417,025
Unrealized gain on investments		2,220
Interest and dividend income		5,103
Other income		19,959
Total revenues		2,844,490
Expenses		
Compensation and benefits		2,240,360
Occupancy		25,542
Professional fees		75,248
Regulatory costs		42,893
Communications		9,388
Travel and entertainment		53,140
Other operating expenses		155,970
Total expenses		2,602,541
Net income before income tax provision		241,949
Income tax provision		79,839
Net income	$	162,110

The accompanying notes are an integral part of these financial statements

NI ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2019

	Common Stock	Additional Paid-in Capital	(Accumulated Deficits)/ Retained Earnings	Total
Balance at June 30, 2018	$ -	$ 116,700	$ 152,841	$ 269,541
Net income	-	-	162,110	162,110
Balance at June 30, 2019	$ -	$ 116,700	$ 314,951	$ 431,651

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2019

Cash flow from operating activities:		
Net income		$ 162,110
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 755	
(Increase) decrease in :		
Investment in partnership	(71,000)	
Commissions and concession receivable	53,271	
Deposits & prepaid expenses	5,932	
Clearing deposit	(52,021)	
Due from shareholder	(50,000)	
(Decrease) increase in :		
Accounts payable and accrued expense	(84,059)	
Total adjustments		(197,122)
Net cash provided by (used in) operating activities		(35,012)
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(35,012)
Cash at June 30, 2018		247,396
Cash at June 30, 2019		212,384

Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 50	
Income taxes	$ 114,262	

The accompanying notes are an integral part of these financial statements

NI ADVISORS
Notes to Financial Statements
June 30, 2019

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

NI ADVISORS (the "Company") was incorporated in the State of California on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retailing of private placements, mutual funds, and insurance.

Under its membership agreement with FINRA, the Company operates under Rule 15c3-3(k)(2)(ii),which provides "All customers transactions are cleared through another broker-deaker on a fully disclosed basis".

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with the terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ 54,726	$ -	$ -	$ 54,726
State	25,113	-	-	25,113
Total income taxes expense (benefit)	$ 79,839	$ -	$ -	$ 79,839

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years, but may exceed the limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2019, the IRS has not proposed any adjustment to the Company's tax position.

NI ADVISORS
Notes to Financial Statements
June 30, 2019

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer Equipment	$ 2,734	5
Furniture	5,145	7
	7,879	
Less: accumulated depreciation	(7,879)	
Property and equipment, net	$ -	

Depreciation expense for the year ended June 30, 2019 was $755.

NOTE 4: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. At June 30, 2018, the Company was not a party to any such contract or agreement that would obligate it as a guarantor.

NOTE 5: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. Based upon this review, the Company has determined that the exposure to this risk is minimal. Accordingly, at June 30, 2019, there are no adjustments to the financial statements to reflect concentration of credit risk.

NI ADVISORS
Notes to Financial Statements
June 30, 2019

NOTE 6: FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy priortizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities or active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that asre observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2019:

Assets	Level 1	Level 2	Level 3	Total
Investment in partnerships	-	-	$ 101,908	$ 101,908
TOTALS	-	-	$ 101,908	$ 101,908

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2019:

Reconciliation of Level 3 Asset:

Balance as of June 30, 2018	$ 30,908
Purchases, issuances and settlements	75,000
Return of investment	(4,000)
Balance as of June 30, 2019	$ 101,908

The Company holds investments in nonpublic companies with restricted marketability. No quoted market exists for these investments. They are stated at the closing fair market value as reported by management of the underlying company. The fair value is estimated at its cost minus impairment, if any, in accordance with ASC 321-10-35-2. Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. There is no net unrealized investment gain (loss) on private company for the year ended June 30, 2019.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2019, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In June, 2016, the FASB issued ASU NO. 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial asets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

In February 2016, the FASB issued ASU 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right of use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The company currently does not have a long-term lease commitment for office facilities.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of $239,067 which was $233,760 in excess of its required net capital of $5,308; and the Company's ratio of aggregate indebtedness ($79,614) to net capital was .33 to 1.

NOTE 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a differences of $54,726 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 293,793
Adjustments		
Retained earnings	(47,270)	
Non-allowable assets	(7,456)	
		(54,726)
Net capital per audited statements		$ 239,067

NI ADVISORS
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2019

Computation of net capital		
Additional paid-in capital	$ 116,700	
Retained earnings	314,951	
Total stockholder's equity		$ 431,651
Less: Non-allowable assets		
Investment in partnership	(101,908)	
Due from shareholder	(50,000)	
Property and equipment, net	-	
Deposits & prepaid expenses	(34,474)	
Commission receivable, non-allowable portion	(3,143)	
Total non-allowable assets		(189,525)
Net Capital before haircuts		242,126
Less: Haircuts on securities		(3,058)
Net Capital		$ 239,068
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 5,308	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,308
Excess net capital		$ 233,760
Aggregate indebtedness		$79,614
Ratio of aggregate indebtedness to net capital		0.33

There was a difference of $54,726 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2019 (See Note 10).

NI ADVISORS

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Ni Advisors

1138 Cadillac Court, Milpitas, CA 95035. Tel: 510-306-7777 Fax: 510-339-9988 Email: goy@niadvisorsinc.com

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

August 28, 2019

Assertions Regarding Exemption Provisions

We, as principals of NI Advisors ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting July 1, 2018 through June 30, 2019.

NI Advisors

By:

Sui-Hock Goy, CEO

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0283● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Suihock Goy, CEO
NI Advisors

We have reviewed management's statements, included in the accompanying NI Advisors Exemption Report in which (1) NI Advisors, identified the following provisions of 17 C.F.R. §15c3-3(k) under which NI Advisors claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that NI Advisors met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. NI Advisors' management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2019.
Woodland Hills, California
August 28, 2019

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Shareholders of NI Advisors

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by NI Advisors (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2019.
Woodland Hills, CA
August 28, 2019

NI Advisors
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2019

		Amount
Total assessment	$	3,376
SIPC-6 general assessment Payment made on January 28,2019		1,723
SIPC-7 general assessment Payment made on July 24, 2019		1,653
Total assessment balance **(overpayment carried forward)**	$	-

See report of independent registered public accounting firm